May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-3
Filed April 27, 2022
Commission File No. 333-264498

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Radiant Logistics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-264498) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on May 9, 2022, or as soon thereafter as practicable.

Thank you for your prompt attention to this request. Should you have any questions, please contact Patrick Pazderka of Fox Rothschild LLP, counsel to the Registrant, at (612) 607-7557.

Very truly yours,
RADIANT LOGISTICS, INC.
By: _/s/ Bohn H. Crain__________________
Bohn H. Crain
Chief Executive Officer

Triton Towers Two • 700 S Renton Village Place • Seventh Floor • Renton, WA 98057

425-462-1094 • Fax 425 462-0768 • www.radiantdelivers.com